[redacted]

13010552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Advisors, LLC

OFFICIAL USE ONLY
158253
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisianna, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH W. JOENS
MY COMMISSION EXPIRES
JULY 8, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Advisors, LLC

Financial Statements and Supplemental Schedules
December 31, 2012

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Tudor, Pickering, Holt & Co. Advisors, LLC

Financial Statements and Supplemental Schedules
December 31, 2012

Tudor, Pickering, Holt & Co. Advisors, LLC
Index
December 31, 2012

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Independent Auditor's Report

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Advisors, LLC

We have audited the accompanying financial statements of Tudor, Pickering, Holt & Co. Advisors, LLC. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, of changes in stockholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	9,737,479
Other trade receivables		2,154,907
Receivables from affiliates		379,675
Other assets		83,187
Total assets	$	12,355,248
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	50,563
Payables to affiliates		531,545
Total liabilities		582,108
Commitments and contingencies		
Stockholder's equity		
Additional paid in capital		1,817,092
Retained earnings		9,956,048
Total stockholder's equity		11,773,140
Total liabilities and stockholder's equity	$	12,355,248

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Income
Year Ended December 31, 2012

Revenues	
Investment banking	$ 20,375,023
Total revenues	20,375,023
Expenses	
Employee compensation and benefits	8,141,652
Marketing and business development	376,091
Communications and data processing	76,065
Occupancy	613,173
Professional fees	113,732
Other expenses	1,081,501
Total expenses	10,402,214
Net income	$ 9,972,809

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Additional Paid in Capital	Retained Earnings	Total
Balances at January 1, 2012	$ 750,000	$ (16,761)	733,239
Additional paid in capital	750,000	-	750,000
Share-based compensation	317,092	-	317,092
Net income	-	9,972,809	9,972,809
Balances at December 31, 2012	$ 1,817,092	$ 9,956,048	$ 11,773,140

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 9,972,809
Adjustments to reconcile net income to net cash provided by operating activities	
Share-based compensation expense	317,092
Changes in operating assets and liabilities	
Other trade receivables	(2,154,907)
Receivable from affiliates	(379,675)
Other assets	(83,187)
Accounts payable and accrued liabilities	50,563
Payable to affiliates	531,545
Net cash provided by operating activities	8,254,240
Cash flows from financing activities	
Additional paid in capital	750,000
Net cash received from financing activities	750,000
Net increase in cash and cash equivalents	9,004,240
Cash and cash equivalents	
Beginning of year	733,239
End of year	$ 9,737,479

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization
Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company"), a Delaware Limited Liability Company, was formed in May 2011. In February 2012 the Company received regulatory approval to operate as a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Company is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2012, the Company was registered as a limited broker-dealer in 3 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 28, 2013, which is the date the financial statements were issued.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

The Company's financial instruments include cash and cash equivalents, receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents in the statement of assets and liabilities consist of cash held at Amegy Bank.

Investment Banking
Investment banking revenues includes fees earned from providing merger-and-acquisition and financial advisory services as well as fees earned from the private placement of securities by issuers. Advisory fees are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

Income Taxes
As the Company is a limited liability company meeting certain requirements, it is classified as a single member limited liability company and is disregarded for federal income tax purposes. Thus, the Parent is responsible for the reporting of federal taxable income on its proportionate share of the limited liability company's taxable income.

Share-Based Compensation
The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). The Parent applies the fair value method of accounting for its share-based compensation plan. Compensation expense is recorded based on the fair value of the Units on grant date and is recognized on a straight-line basis over the requisite service period of the Units. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The fair value of each Unit award on the applicable grant dates was estimated using a Monte Carlo pricing model.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 as defined in the regulations or 12.5% of aggregate indebtedness within the first year of operations, 6 2/3% of aggregate indebtedness thereafter. At December 31, 2012, the Company had net capital of $9,155,372, which resulted in excess net capital of $9,082,608. The Company's ratio of aggregate indebtedness to net capital was 0.0636 to 1.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Cash	9,737,479			9,737,479
Receivables from affiliates		379,675		379,675
Other trade receivables		2,154,907		2,154,907
Total assets	$ 9,737,479	$ 2,534,582		$ 12,272,061
Liabilities and subordinated borrowings				
Accounts payable and accrued liabilities		50,563		50,563
Payables to affiliates		531,545		531,545
Total liabilities and subordinated borrowings		$ 582,108		$ 582,108

Certain financial instruments that are not carried at fair value on the Consolidated Balance Sheets are carried at amounts that approximate fair value, due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

4. Employee Benefit Plan

The Company provides a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's salary. The Company made matching contributions during 2012 of $93,107.

5. Related Party Transactions

Rent expense during 2012 was paid by an affiliate of the Company. The Company reimbursed the affiliate for their usage of office space through payment of a facility fee. The fee is calculated based upon divisional headcount each month. Facility fees paid by the Company during the year were $406,248 and are reported within occupancy expense in the statement of income.

The Company uses a variation of the Parent name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue. During 2012 the Company was charged franchise fees of $407,500. This expense is reported within other expenses in the statement of income.

The Company received administrative services, in accordance with the service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement

the Company pays a fee based upon 5% of employee related expenses reported by the Company, excluding stock-based compensation expenses. During the year the Company was charged a fee of $391,178 which is reported within other expenses in the statement of income.

6. Concentration of Credit Risk

The Company maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

7. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Company's allocated compensation expense for the Units was $317,092 for the year ended December 31, 2012 and is included in employee compensation and benefits expense in the statement of income. Compensation expense is recorded over the requisite service period based on straight-line and the Units vest ratably over three or four years. In addition, the Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo pricing model based on the following assumptions:

	December 31, 2012
Expected volatility	50.00 %
Risk free rate	1.11 %
Expected dividend yield	0.00 %

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount of 41.52% for lack of marketability of the Units was used to determine the fair value of the Units granted.

A rollforward of nonvested Units under the Plan as of December 31, 2012 is presented below:

Nonvested Units	Series C, D & G Units	Weighted Average Grant-Date Fair Value*
Outstanding at January 1, 2012	93,905	$ -
Granted	5,443	49.64
Vested	-	
Forfeited	(44,889)	
Outstanding at December 31, 2012	54,459	$ -

* Weighted average grant-date fair value amount for Series G Units in the Parent

As of December 31, 2012, the Parent's total unrecognized compensation cost related to nonvested Units granted was $2,327,670. The cost is expected to be recognized by the Company or its affiliates over a weighted average period of 1.32 years.

Tudor, Pickering, Holt & Co. Advisors, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Schedule I

Net Capital		
Stockholder's equity		$ 11,773,140
Deduct		
Nonallowable assets		
Accounts receivable and other assets	2,238,093	
Accounts and notes receivable from affiliates	379,675	
Total nonallowable assets	2,617,768	
Net capital before haircuts on securities position		9,155,372
Haircuts on securities		-
Net capital		9,155,372
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	582,108	
Minimum net capital requirement (the greater of 12.5% of aggregate indebtedness or $5,000)		72,764
Net capital in excess of minimum requirements		$ 9,082,608
Ratio of aggregate indebtedness to net capital		0.0636 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012, as amended on February 27, 2013.

Tudor, Pickering, Holt & Co. Advisors, LLC
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 — Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3.

Tudor, Pickering, Holt & Co. Advisors, LLC
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3.

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Tudor, Pickering, Holt & Co. Advisors, LLC

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

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To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Advisors, LLC:

In planning and performing our audit of the financial statements of Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

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A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

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Tudor, Pickering, Holt & Co. Advisors, LLC

Report of Independent Accountants on Applying Agreed Upon Procedures

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Tudor, Pickering, Holt & Co. Advisors, LLC

Report of Independent Accountants on Applying Agreed Upon Procedures

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Report of Independent Accountants

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Advisors, LLC. (the "Company") for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed payment of $375 for the period from January 1, 2012 through June 30, 2012, paid on July 25, 2012 through check number 1005, to Form SIPC-6 and the Company's August 2012 bank statement, noting no differences.

   b. Agreed $50,563 accrued for the period from July 1, 2012 through December 31, 2012 to the Company's general ledger and Form SIPC-7, noting no differences. Agreed the payment to check number 1014 dated January 27, 2013, noting no differences. Obtained shipping confirmation as of February 27, 2013 via USPS.com provided by the Divisional Controller.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total Revenue amount of $20,375,023 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $20,375,023 and $50,938 respectively, of the Form SIPC-7, noting no differences.

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

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